

Mail Stop 3720

December 24, 2008

Mr. Matthew E. Devine
Chief Financial Officer
Nexstar Broadcasting Group, Inc.
5215 N. O'Connor Blvd., Suite 1400
Irving, TX 75039

> **RE:** **Nexstar Broadcasting Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
>
> **Form 10-Q for Fiscal Quarters Ended September 30, 2008**
> **File No. 0-50478**

Dear Mr. Devine:

We have reviewed your supplemental response letter dated December 9, 2008 as well as your filing and have the following comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Definitive Proxy Statement Incorporated by Reference into Part III

Compensation Discussion and Analysis, page 16

1. We note your responses to comments one through three in our letter dated November 24, 2008. Please confirm in your response letter that you will comply with these comments in future filings to the extent they continue to be applicable. With respect to comment three in our letter, please clarify in your response letter whether you believe you are entitled to omit performance targets based on competitive harm. If so, please provide in your response letter a detailed analysis of your basis for this conclusion.

Note 2. Summary of Significant Accounting Policies, page F-7

Variable Interest Entities, page F-9

2. We note your response to prior comment 4. Explain for us in more detail why you believe that the terms of the SSA and JSA continued to reflect the fair market value at the date of acquisition. Tell us how you determined that the contractual percentage of broadcast cash flows being paid under the agreement was consistent with current market values.

Note 3. Acquisitions, page F-19

WTAJ and WLYH, page F-20

3. We note your response to prior comment 6. Please provide us with more information regarding how you determined that the existing TBA was at fair market value at the date of your acquisition of WLYH. Explain your methodology for this determination.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director